Exhibit 99.1

Leju Reports Fourth Quarter and Full Year 2018 Results

BEIJING, March 18, 2019 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•                      Total revenues increased by 17% year-on-year to $124.2 million.

•                      Revenues from e-commerce services increased by 16% year-on-year to $82.4 million.

•                      Revenues from online advertising services increased by 25% year-on-year to $40.9 million.

•                      Loss from operations was $0.8 million, a decrease of 97% from $25.4 million for the same quarter of 2017.

•                      Non-GAAP1 income from operations was $3.3 million, compared to non-GAAP loss from operations of $21.7 million for the same quarter of 2017.

•                      Net income attributable to Leju Holdings Limited shareholders was $1.4 million, or $0.01 per diluted American depositary share (“ADS”), compared to net loss attributable to Leju Holdings Limited shareholders of $22.3 million, or $0.16 loss per diluted ADS, for the same quarter of 2017.

•                      Non-GAAP net income attributable to Leju Holdings Limited shareholders was $4.7 million, or $0.03 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $19.2 million, or $0.14 loss per diluted ADS, for the same quarter of 2017.

Full Year 2018 Financial Highlights

•                      Total revenues increased by 27% year-on-year to $462.0 million.

•                      Revenues from e-commerce services increased by 36% year-on-year to $320.3 million.

•                      Revenues from online advertising services increased by 22% year-on-year to $138.4 million.

•                      Loss from operations was $11.0 million, a decrease of 94% from $183.9 million for 2017.

•                      Non-GAAP income from operations was $6.1 million, compared to non-GAAP loss from operations of $125.9 million for 2017.

•                      Net loss attributable to Leju Holdings Limited shareholders was $13.5 million, or $0.10 loss per diluted ADS, a decrease of 92% from $160.9 million, or $1.19 loss per diluted ADS for 2017.

•                      Non-GAAP net income attributable to Leju Holdings Limited shareholders was $0.4 million, or $0.00 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings of $105.0 million, or $0.77 loss per diluted ADS for 2017.

1    Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment, and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations, and goodwill impairment. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

“Leju returned to profitability (Non-GAAP) during 2018 as a result of our ongoing innovation and organizational optimization, despite the lack of significant improvement in the overall market environment,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “We successfully implemented our ‘New Media, New Ecosystem, and New E-commerce’ business strategy formulated at the beginning of 2018. Leju Finance enhanced its media influence through improved content productivity and leveraged its revamped operating model across our new media platform, which integrates content and distributes edited news across multiple channels. We delivered healthy growth in our online advertising segment, which relies on our Cloud-Eye big data capability, Admall open system and mini-app open platform. In addition, our e-commerce services saw a substantial recovery and further increased market share as a result of product innovation and business expansion in lower tier cities, coupled with our top-down strategy, which enables us to grow our project pipeline by entering into framework contracts with property developers.”

“Since the end of 2018, we have seen increasing demand for marketing services from developers as a result of changes in real estate market conditions,” continued Mr. He. “Looking to the year ahead, we will aim to capture opportunities to further solidify our leading market position in media, advertising and e-commerce services. In addition, we have completed our corporate restructuring, which has helped to improve operational efficiency and lay a solid foundation for our future growth.”

Fourth Quarter 2018 Results

Total revenues were $124.2 million, an increase of 17% from $106.4 million for the same quarter of 2017, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $82.4 million, an increase of 16% from $71.2 million for the same quarter of 2017, primarily due to an increase in the average price per discount coupon redeemed, partially offset by a decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $40.9 million, an increase of 25% from $32.7 million for the same quarter of 2017, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $1.0 million, a decrease of 61% from $2.4 million for the same quarter of 2017, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $18.9 million, a decrease of 4% from $19.6 million for the same quarter of 2017, primarily due to decreased staff cost as a result of headcount change, partially offset by increased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses were $106.1 million, a decrease of 5% from $112.3 million for the same quarter of 2017, primarily due to decreased staff cost as a result of headcount change, and decreased office and other operating expenses, partially offset by increased marketing expenses related to the Company’s e-commerce business.

Loss from operations was $0.8 million, compared to $25.4 million for the same quarter of 2017. Non-GAAP income from operations was $3.3 million, compared to non-GAAP loss from operations of $21.7 million for the same quarter of 2017.

Other income, net was $2.1 million, compared to $1.1 million for the same quarter of 2017, primarily due to $1.9 million foreign exchange gain recognized for the fourth quarter of 2018.

Net income was $2.1 million, compared to net loss of $22.5 million for the same quarter of 2017. Non-GAAP net income was $5.4 million, compared to non-GAAP net loss of $19.4 million for the same quarter of 2017.

Net income attributable to Leju Holdings Limited shareholders was $1.4 million, or $0.01 per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $22.3 million, or $0.16 loss per diluted ADS, for the same quarter of 2017. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $4.7 million, or $0.03 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $19.2 million, or $0.14 loss per diluted ADS, for the same quarter of 2017.

Full Year 2018 Results

Total revenues were $462.0 million, an increase of 27% from $362.5 million for 2017, mainly due to an increase in revenues from e-commerce services and online advertising services.

Revenues from e-commerce services were $320.3 million, an increase of 36% from $234.8 million for 2017, primarily due to an increase in the average price per discount coupon redeemed, partially offset by a decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $138.4 million, an increase of 22% from $113.2 million for 2017, primarily due to an increase in property developers’ demand for online advertising.

Revenues from listing services were $3.4 million, a decrease of 77% from $14.5 million for 2017, primarily due to a decrease in demand from secondary real estate brokers.

Cost of revenues was $72.9 million, a decrease of 2% from $74.1 million for 2017, primarily due to decreased staff costs as a result of headcount changes and decreased amortization expenses of intangible assets, partially offset by increased cost of advertising resources purchased from media platforms.

Selling, general and administrative expenses were $402.3 million, a decrease of 7% from $434.3 million for 2017, primarily due to decreased staff costs as a result of headcount change, and partially offset by increased marketing expenses related to the Company’s e-commerce business.

Loss from operations was $11.0 million, compared to $183.9 million for 2017. Non-GAAP income from operations was $6.1 million, compared to non-GAAP loss from operations of $125.9 million for 2017.

Other loss, net was $4.2 million, compared to other income of $0.5 million for 2017, primarily due to $3.8 million foreign exchange loss recognized for 2018.

Net loss was $12.9 million, compared to $162.0 million for 2017. Non-GAAP net income was $1.0 million, compared to non-GAAP net loss of $106.1 million for 2017.

Net loss attributable to Leju Holdings Limited shareholders was $13.5 million, or $0.10 loss per diluted ADS, compared to $160.9 million, or $1.19 loss per diluted ADS for 2017. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $0.4 million, or $0.00 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings of $105.0 million, or $0.77 loss per diluted ADS for 2017.

Cash Flow

As of December 31, 2018, the Company’s cash and cash equivalents balance was $147.3 million.

Fourth quarter 2018 net cash used in operating activities was $20.4 million, primarily comprised of an increase in accounts receivable and contract assets of $13.2 million, an increase in customer deposit of $4.4 million, a decrease in accounts payable of $3.8 million and a decreased in other payables of $3.7 million, partially offset by non-GAAP net income of $5.4 million.

Business Outlook

The Company estimates that its total revenues for the first quarter of 2019 will be approximately $90 million to $94 million, which would represent an increase of approximately 10% to 15% from $81.5 million in the same quarter in 2018. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on March 18, 2019 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call”.

A replay of the conference call may be accessed by phone at the following number until March 26, 2019:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Passcode:	9445779

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s status as a principal shareholder of Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment, and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations, and goodwill impairment. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and goodwill impairment, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and goodwill impairment may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	December 31,
	2017	2018

ASSETS
Current assets
Cash and cash equivalents	150,968	147,263
Restricted cash	337	—
Accounts receivable, net	79,196	102,697
Contract assets	1,410	2,137
Marketable securities	3,077	2,467
Prepaid expenses and other current assets	9,945	8,621
Customer deposits	35,823	10,672
Amounts due from related parties	4,077	6,695
Total current assets	284,833	280,552
Property and equipment, net	14,240	14,058
Intangible assets, net	70,631	57,401
Investment in affiliates	146	63
Deferred tax assets	67,084	62,356
Other non-current assets	2,010	2,297
Total assets	438,944	416,727

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	2,950	803
Accrued payroll and welfare expenses	37,082	30,628
Income tax payable	63,380	58,030
Other tax payable	11,654	12,675
Amounts due to related parties	3,093	3,477
Advance from customers and deferred revenue	10,565	26,873
Accrued marketing and advertising expenses	18,852	14,896
Other current liabilities	16,315	12,999
Total current liabilities	163,891	160,381
Deferred tax liabilities	18,016	14,780
Total liabilities	181,907	175,161

Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,763,962 and 135,763,962 shares issued and outstanding, as of December 31, 2017 and 2018, respectively	136	136
Additional paid-in capital	788,589	792,626
Accumulated deficit	(515,344)	(528,825)
Accumulated other comprehensive loss	(13,078)	(19,848)
Total Leju Holdings Limited shareholders’ equity	260,303	244,089
Non-controlling interests	(3,266)	(2,523)
Total equity	257,037	241,566
TOTAL LIABILITIES AND EQUITY	438,944	416,727

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2017	2018	2017	2018

Revenues
E-commerce	71,217	82,377	234,836	320,271
Online advertising services	32,719	40,913	113,235	138,372
Listing services	2,432	954	14,461	3,388
Total revenues	106,368	124,244	362,532	462,031
Cost of revenues	(19,617)	(18,895)	(74,054)	(72,910)
Selling, general and administrative expenses	(112,293)	(106,136)	(434,276)	(402,258)
Goodwill impairment charge	—	—	(41,223)	—
Other operating income	171	5	3,072	2,163
Loss from operations	(25,371)	(782)	(183,949)	(10,974)
Interest income	326	241	1,314	1,086
Other income (loss), net	1,103	2,050	480	(4,219)
Income (loss) before taxes and loss from equity in affiliates	(23,942)	1,509	(182,155)	(14,107)
Income tax benefits	1,510	602	20,328	1,334
Income (loss) before loss from equity in affiliates	(22,432)	2,111	(161,827)	(12,773)
Loss from equity in affiliates	(28)	(9)	(216)	(79)
Net income (loss)	(22,460)	2,102	(162,043)	(12,852)
Less: net income (loss) attributable to non-controlling interests	(158)	681	(1,142)	629
Income (loss) attributable to Leju Holdings Limited shareholders	(22,302)	1,421	(160,901)	(13,481)

Earnings (loss) per ADS:
Basic/ Diluted	(0.16)	0.01	(1.19)	(0.10)
Shares used in computation of earnings (loss) per ADS:
Basic/ Diluted	135,763,962	135,763,962	135,708,350	135,763,962

Note 1                               The conversion of functional currency Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.8632 on December 31, 2018 and USD1 = RMB6.6126 for the year ended December 31, 2018

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2017	2018	2017	2018

Net income (loss)	(22,460)	2,102	(162,043)	(12,852)

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	3,516	(2,662)	9,137	(6,678)

Comprehensive loss	(18,944)	(560)	(152,906)	(19,530)

Less: Comprehensive income (loss) attributable to non-controlling interest	(187)	650	(1,249)	721

Comprehensive loss attributable to Leju Holdings Limited shareholders	(18,757)	(1,210)	(151,657)	(20,251)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2017	2018	2017	2018

GAAP loss from operations	(25,371)	(782)	(183,949)	(10,974)
Share-based compensation expense	151	925	3,525	4,058
Amortization of intangible assets resulting from business acquisitions	3,485	3,205	13,333	13,064
Goodwill impairment	—	—	41,223	—
Non-GAAP income (loss) from operations	(21,735)	3,348	(125,868)	6,148

GAAP net income (loss)	(22,460)	2,102	(162,043)	(12,852)
Share-based compensation expense	151	925	3,525	4,058
Amortization of intangible assets resulting from business acquisitions	3,485	3,205	13,333	13,064
Goodwill impairment	—	—	41,223	—
Income tax benefit:
Current	—	—	—	—
Deferred[2]	(574)	(801)	(2,144)	(3,266)
Non-GAAP net income (loss)	(19,398)	5,431	(106,106)	1,004

Net income (loss) attributable to Leju Holdings Limited shareholder	(22,302)	1,421	(160,901)	(13,481)
Share-based compensation expense (net of non-controlling interests)	142	925	3,491	4,038
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	3,485	3,205	13,333	13,064
Goodwill impairment	—	—	41,223	—
Income tax benefit:
Current	—	—	—	—
Deferred	(574)	(801)	(2,144)	(3,266)
Non-GAAP net income (loss) attributable to Leju Holdings Limited shareholders	(19,249)	4,750	(104,998)	355

GAAP net income (loss) per ADS — basic/diluted	(0.16)	0.01	(1.19)	(0.10)

Non-GAAP net income (loss) per ADS — basic/diluted	(0.14)	0.03	(0.77)	0.00

Shares used in calculating basic GAAP/non-GAAP net income (loss) attributable to shareholders per ADS	135,763,962	135,763,962	135,708,350	135,763,962

2  Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense, and goodwill impairment are nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2017	2018	2017	2018

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	47,419	34,562	246,318	144,046
Number of discount coupons redeemed (number of transactions)	31,046	24,144	113,420	89,638